Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                 April 2, 2018


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


                 Re: Guggenheim Defined Portfolios, Series 1727
Advisory Series: Guggenheim Investment Grade Corporate Trust 3-7 Year, Series 1
                       File Nos. 333-222401 and 811-03763
--------------------------------------------------------------------------------

Dear Mr. Bartz:

     This letter responds to your comment made during a telephone conversation with our office regarding amendment no. 1 to the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1727, filed on March 8, 2018 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Advisory Series: Guggenheim Investment Grade Corporate Trust 3-7 Year, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Fees and Expenses

     1. Please explain how the presentation of the annual deferred sales fee complies with the sponsor's exemptive relief relating to deferred sales charges.

     Response: The sponsor has received exemptive relief from the Commission (Release No. IC-23515 (Notice); Release No. IC-23574 (Order)) permitting it to collect a deferred sales charge subject to certain conditions (the "Exemptive Relief"). One such condition of the Exemptive Relief is that the sponsor must include in the Trust's prospectus the disclosure required in Form N-1A relating to deferred sales charges, modified as appropriate to reflect the differences between unit investment trusts and open-end investment companies. In order to comply with the Exemptive Relief, the sponsor has revised the Fees and Expenses table and the related disclosure in the prospectus for the Trust to disclose the annual deferred sales fee each year in tabular form and include the maximum amount of deferred sales fees an investor could pay as a percentage of the public offering price per unit. Please see attached Appendix A. In addition, the table also now includes a line for "Initial sales fee" in order to make clear to investors that there is no front-end sales load. The sponsor believes that the presentation of the Trust's fee structure in this manner conforms with the conditions of the Exemptive Relief and offers the clearest explanation of the amount of fees that an investor may incur if they purchase units.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                      By: /s/ Morrison C. Warren
                                                          ----------------------
                                                              Morrison C. Warren